UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 001-10824

CUSIP NUMBER 099849 10 1

(Check One): [ ]Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ X ] Form 10-Q  [ ] Form 10-D  [ ] Form N-SAR  [ ]Form N-CSR

For Period Ended:	March 31, 2006
[	]Transition Report on Form 10-K
[	]Transition Report on Form 20-F
[	]Transition Report on Form 11-K
[	]Transition Report on Form 10-Q
[	]Transition Report on Form N-SAR

[ ]For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Borland Software Corporation (Full Name of Registrant)
N/A (Former Name if Applicable)
20450 Stevens Creek Blvd., Suite 800 Address of Principal Executive Office (Street and Number)
Cupertino, CA 95014 (City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]

(b)          The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Borland has been unable to complete its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 within the prescribed time because of delays in completing its Annual Report on Form 10-K for the year ended December 31, 2005, which was filed with the Securities and Exchange Commission on May 2, 2006. Given the significant time dedicated to the Form 10-K filing, Borland requires additional time to complete the customary review procedures for the Form 10-Q, and could not complete the Form 10-Q by the required deadline without unreasonable effort and expense. Borland expects to file its Form 10-Q on or before May 15, 2006 (the fifth calendar day following the prescribed due date, as permitted by Rule 12b-25).

(Attach extra Sheets if needed)

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Timothy J. Stevens (Name)	408 (Area Code)	863-2851 (Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes[ X ]	No [	]

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes[ X ]	No [	]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Borland’s results of operations to be reflected in the financial statements in the Form 10-Q for the quarter ended March 31, 2006 are expected to reflect revenues of approximately $69 million compared to revenues of $71.3 million for the quarter ended March 31, 2005 and a smaller net loss than the $10.5 million loss reported in quarter ended December 31, 2005. Borland is unable to give further estimates of the results for the first quarter of 2006 at this time, as Borland has not yet completed the procedures for the period.

Borland Software Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 11, 2006	By:	/s/ Kenneth R. Hahn
Kenneth R. Hahn,
Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).